UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 54719/November 8, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12431

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In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
WORLD INFORMATION	:	REVOKING REGISTRATION
TECHNOLOGY, INC.	:	BY DEFAULT
	:	

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 26, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Respondent World Information Technology, Inc. (World Info), was served with the OIP on September 28, 2006, pursuant to Rule 141(a)(2)(ii) of the Commission's Rules of Practice. To date, World Info has not filed an Answer to the OIP, due twenty days after service. See OIP at 2; 17 C.F.R. § 201.220. It also failed to appear at prehearing conference held on October 23, 2006. See 17 C.F.R. § 201.221(f).

On October 24, 2006, World Info was ordered to show cause on or by November 3, 2006, why it should not be held in default and why it should not have the registration of its securities revoked, pursuant to Section 12(j) of the Exchange Act. As of today's date, World Info has not responded to that Order.

Pursuant to Rules 155(a), 220(f), and 221(f) of the Commission's Rules of Practice, World Info is in default for failing to file an Answer within the time permitted, appear at a prehearing conference, or otherwise defend the proceeding against it. Accordingly, the following allegations in the OIP are deemed to be true.

World Info (CIK: 1170422), a Nevada corporation with its principal place of business in Las Vegas, Nevada, is purportedly in the business of providing on-line shopping channels in China and Taiwan. World Info has its common stock registered with the Commission pursuant to Section 12(g) of the Exchange Act. It is delinquent in its periodic filings with the Commission, having not filed an annual report on Form 10-KSB since August 2, 2004 (for its year ending December 31, 2003), or quarterly reports on Form 10-QSB for any fiscal period subsequent to its fiscal quarter ending September 30, 2003. From December 2002 to March 2004, World Info's common stock was quoted on the OTC Bulletin Board. Since March 2004, World Info stock (symbol: WRLT) has been quoted on the over-the-counter stock-quotation system operated by Pink Sheets LLC.

Exchange Act Section 13(a) and the rules thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports on Forms 10-K or 10-KSB, and Exchange Rule 13a-13 requires issuers to file quarterly reports on Forms 10-Q or 10-QSB. World Info has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder by repeatedly failing to meet its obligations to file timely periodic reports while its securities are registered with the Commission.

In view of the above, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of World Info.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of World Information Technology, Inc., is hereby REVOKED.

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Lillian A. McEwen
Administrative Law Judge